One Company One Board One Chief Executive Royal Dutch Shell plc Filed by Royal Dutch Shell plc This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended. Subject Company: Royal Dutch Petroleum Company Commission File Number: 001-03788 Date: October 28, 2004 THE FOLLOWING IS A PRESENTATION MADE ON OCTOBER 28, 2004.

Legal Notice IMPORTANT LEGAL INFORMATION The proposed Transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell to all ordinary shareholders of RD. You are urged to carefully review: (i) the RD offer document and the prospectus which will be filed the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell; (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the "SEC") by Royal Dutch Shell; and (iii) the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by RD regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in The Netherlands or filed with the SEC and (ii) other documents made public in The Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell, RD and ST&T at the SEC's website at www.sec.gov. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The "Shell" Transport and Trading Company, Shell Centre, London SE1 7NA, United Kingdom. The documentation referred to above is expected to be made public in March 2005. All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors and security holders of RD and ST&T are advised to seek expert financial advice before making any decisions as regards the RD exchange offer or the ST&T scheme of arrangement. CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS This presentation contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed Transaction. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the conditions to the proposed Transaction being satisfied (including the failure of RD and ST&T shareholders to approve the proposed Transaction); the costs related to the proposed Transaction; the failure of the proposed Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; the accounting implications of the proposed Transaction; tax treatment of dividends paid to shareholders and other factors affecting the Group's businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Group's businesses. None of the Royal Dutch Shell, RD and ST&T undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise. Not for release, publication or distribution in whole or in part into Canada or Japan. Terms defined in the press release dated 28 October 2004 have the same meaning when used in this notice.

Aad Jacobs Chairman, Royal Dutch Petroleum Ron Oxburgh Chairman, Shell Transport & Trading

Governance and Structure Review Objectives Simplify Board and Group management structures Improve decision making process and accountability Enhance effective leadership Wide-ranging and thorough consultation process Proposals enhance Corporate governance Management effectiveness Corporate structure

One Board, One Chief Executive Single tier board One Non Executive Chairman One Chief Executive Reduced Board size 5 Executive Directors: the new Executive Committee 10 Non Executive Directors (majority independent) 5 new non-execs within three years Best practice corporate governance

UK Incorporated Tax Resident in Netherlands Single HQ in Netherlands (replaces of existing split corporate centre) Substantial UK presence (operations and certain corporate activities) London Listing and FTSE inclusion Other Listings: Amsterdam, New York One Company: Royal Dutch Shell RD Shareholders Royal Dutch Shell plc operating companies ST&T

Unlocking One Company A and B shares but all with same rights: Voting: one share one vote Dividend declared and other capital rights Royal Dutch shareholders to receive A shares Dutch sourced dividends STT shareholders to receive B shares UK sourced dividends* Preserves current shareholder tax treatment on dividends An innovative solution * assuming sufficient reserves

Chief Executive Jeroen van der Veer

Leadership to Drive Strategy Clarity Simplicity Efficiency Accountability Delivery Group Chief Executive shareholders Board 10 independent, 5 executive Royal Dutch Shell plc Executive Directors

Clarity: Leadership and Goals Clear set of strategic priorities More upstream and profitable downstream Raising the performance bar Enterprise First culture and organisation From consensus culture to decision culture Power to make strategy happen across Shell businesses Operational excellence Project delivery Standardized practices Stronger platform to drive competitive returns One face to governments / regulators / markets

Simplicity: Less is More One board, smaller board One corporate headquarters Administrative tasks eliminated One Annual report One AGM In line with global business models G&P: Implemented Chemicals: Implemented OP: On-going EP: On-going

Efficiency: Time, Resources, Focus Greater CEO power to force focus on "best outcomes" Divestments Partnerships Portfolio Resources allocation CMD abolished End duplicate board and central office processes Moving faster to capture opportunities

Accountability : Delivery, Responsibility One Board and one Chief Executive accountable to one group of shareholders Clear reporting lines CFO role enhanced and expanded Improved controls and risk assessment

Dividends Move to quarterly dividends First quarterly dividend expected to be paid in June 2005 Dividends to be declared in Euros But paid in £ on B shares and US$ on ADRs Overall dividend policy unchanged Intent to continue to increase dividends at least in line with inflation over time

Implementation Royal Dutch Shell to make public tender offer for Royal Dutch Scheme of arrangement for STT Share exchange terms RD shareholders offered 60% of Royal Dutch Shell STT shareholders offered 40% of Royal Dutch Shell Translates into 2 Royal Dutch Shell A shares for each RD share 0.2874 Royal Dutch Shell B shares for each STT share Tax treatment for shareholders No capital gains tax payable for the vast majority of shareholders Mechanism to preserve current tax treatment of dividends

Proposed Timetable Regulatory and consultation process starts November 2004 Documents posted to shareholders March 2005 RD tender offer opens for acceptance March 2005 AGMs/Shareholder meetings April 2005 Completion (estimated) May 2005

One Company One Board One Chief Executive Royal Dutch Shell plc

Legal Notice The distribution of this presentation in, into or from any jurisdiction other than The Netherlands, the United Kingdom and the USA may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. The proposals will not be made, directly or indirectly, in or into or by the use of the mails or any other means of instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, Japan, and will not be capable of acceptance by any such use, means, instrumentality or facilities or from or within Japan. The proposals are not being made to residents of Japan. The proposals may or may not be made to any person or company in Canada and Australia depending on the availability of exemptions from relevant regulations or the number of shareholders and their respective shareholdings in those jurisdictions. The decision whether or not to make the proposal available in Canada or Australia is at the sole discretion of Royal Dutch Shell, RD and ST&T. This presentation does not constitute an offer or invitation to subscribe for securities. If the proposals described in this announcement are ultimately implemented, to the extent that a decision is made to extend the proposals, and any attendant offer or invitation to subscribe for securities, to Australian resident security holders of RD or ST&T, any action that might be taken by such Australian residents in response to that extension will only be permitted to be done in accordance with the terms and instructions detailed in the formal proposal documentation. This presentation and other documents related to the proposals may not be electronically provided to nor accessed by residents of Canada or Japan. Copies of this presentation and any other documents related to the proposal, are not being and must not be mailed or otherwise distributed or sent to any person or company in or into or from Canada or Japan. Persons receiving this presentation (including custodians, nominees and trustees) or other documents related to the proposals must not distribute or send it to any person or company in, into or from Canada or Japan. This presentation does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of ST&T or RD. The ST&T shareholders are urged to read the scheme document and listing particulars and the RD shareholders are urged to read the offer document and the prospectus when they become available because they will contain important information that shareholders should consider before making any decision regarding the Transaction. The scheme document, the offer document and the listing particulars/prospectus will be available in due course.

Q3 2004 results presentation 28 October 2004 Peter Voser

9 months 2004 $ billion 5.4 4.4 6.2 7.7 0.8 3.5 17.4% Overall performance Change % Net income CCS Earnings Cash from operations DACF Divestment proceeds Capital investment (100%) ROACE (Net income basis) 2.5 2.6 5.2 4.8 1.1 3.6 15.6% 120 70 21 61 -4 Q3 2004 $ billion 14.1 12.5 18.9 20.9 2.8 9.8 Q3 2003 $ billion 10.6 11.1 17.3 16.5 3.4 9.8 DACF = Debt adjusted cash flow 9 months 2003 $ billion

2.4 0.3 1.6 0.6 (0.4) 4.4 Business results Change % Exploration & Production Gas & Power Oil Products Chemicals Other CCS Earnings 2.0 0.1 0.9 0.0 (0.4) 2.6 18 318 77 1,823 70 Q3 2004 $ billion 7.1 1.1 4.2 1.1 (1.1) 12.5 Q3 2003 $ billion 7.1 2.0 2.9 0.1 (1.0) 11.1 9 months 2004 $ billion 9 months 2003 $ billion

More upstream, profitable downstream 0 2 4 6 8 9 month Capital Investment $9.8 billion $ billion EP GP OP CH 9 month divestment proceeds $2.8 billion $ billion Continuing to shape the portfolio 0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 EP GP OP Other

Cash cycle Cash In: DACF Divestments Working capital Cash Out: Capital Investment* Dividends Buybacks** Option hedging** Debt repayment Other Cash surplus @$25/bbl 20.0 3.0 - 4.0 23.0 - 24.0 15.0 7.5 0.5 23.0 $0 - 1.0 YTD 2004 @$36/bbl 20.9 2.8 (1.6) 22.1 8.8 7.4 1.1 0.7 3.2 0.2 21.4 $0.7 $ billion * Group share **Paid to parent companies

Questions and Answers 28 October 2004